UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

AIRSCULPT TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

009496100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Adam T Feinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		29,324,180(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
29,324,180(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,324,180(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
52.20%(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 56,172,447 shares of Common Stock outstanding as of September 30, 2022, as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSONS
VSCP EBS Aggregator, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		13,575,862(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
13,575,862(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,575,862(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
24.17%(2)

12	TYPE OF REPORTING PERSON*
PN

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P.

(2) This percentage is calculated based on 56,172,447 shares of Common Stock outstanding as of September 30, 2022, as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSONS
Vesey Street Capital Partners Healthcare Fund-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,374,714(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
4,374,714(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,374,714(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.79%(2)

12	TYPE OF REPORTING PERSON*
PN

(1) Consists of 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P.

(2) This percentage is calculated based on 56,172,447 shares of Common Stock outstanding as of September 30, 2022, as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSONS
EBS Aggregator Blocker Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		11,373,604(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
11,373,604(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,373,604(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.25%(2)

12	TYPE OF REPORTING PERSON*
OO

(1) Consists of 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 56,172,447 shares of Common Stock outstanding as of September 30, 2022, as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSONS
Vesey Street Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		29,324,180(1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
29,324,180(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,324,180(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
52.20%(2)

12	TYPE OF REPORTING PERSON*
OO

(1) Consists of 13,575,862 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,374,714 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,373,604 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.

(2) This percentage is calculated based on 56,172,447 shares of Common Stock outstanding as of September 30, 2022, as set forth in the Issuer’s Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

Item 1 (a). Name of Issuer:

AirSculpt Technologies, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

c/o AirSculpt Technologies, Inc.

1111 Lincoln Road, Suite 802

Miami Beach, Florida 33139

Item 2 (a). Name of Persons Filing:

The persons filing this statement are Adam T Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. Together, Adam T Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. are the “Reporting Persons.”

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o AirSculpt Technologies, Inc.

1111 Lincoln Road, Suite 802

Miami Beach, Florida 33139

Item 2 (c). Citizenship:

Adam Feinstein is a United States citizen.

VSCP EBS Aggregator, L.P. is a Delaware limited partnership.

Vesey Street Capital Partners Healthcare Fund-A, L.P. is a Delaware limited partnership.

EBS Aggregator Blocker Holdings, LLC is a Delaware limited liability company.

Vesey Street Capital Partners, L.L.C. is a Delaware limited liability company.

Item 2 (d). Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2 (e). CUSIP Number:

009496100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

 (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

 (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

 (d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

 (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

 (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

 (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Pursuant to a letter agreement dated October 27, 2021, as amended (“Investor 1's Letter Agreement”), among EBS Aggregator Blocker Holdings, LLC, Vesey Street Capital Partners, L.L.C., affiliated entities, and SC Contour Limited (“Investor 1”), Investor 1 has the right to request that up to 2,438,005 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC be released to Investor 1 within one (1) business day of such request. Investor 1's Letter Agreement contains a blocker provision under which Investor 1 does not have the right to request the release of any shares of Common Stock to the extent that, after giving effect to such release, Investor 1 would beneficially own more than 4.99% of the Common Stock. Investor 1, upon not less than 61 days' notice to EBS Aggregator Blocker Holdings, LLC, may increase the beneficial ownership limitation.

Pursuant to a letter agreement dated October 27, 2021, as amended, among EBS Aggregator Blocker Holdings, LLC, Vesey Street Capital Partners, L.L.C., affiliated entities, and Thrivent White Rose Fund XI Equity Direct, L.P. (“Investor 2”), Investor 2 has the right to request 5,169,819 shares of Common Stock currently held by EBS Aggregator Blocker Holdings, LLC be released directly to Investor 2 within one (1) business day of such request.

Pursuant to a letter agreement dated October 27, 2021, as amended, among EBS Aggregator Blocker Holdings, LLC, Vesey Street Capital Partners, L.L.C., affiliated entities, and an investor (“Investor 3”), Investor 3 has the right to request 779,601 shares of Common Stock currently held by EBS Aggregator Blocker Holdings, LLC be released directly to Investor 3 within one (1) business day of such request. Investor 3's Letter Agreement contains a blocker provision under which Investor 3 does not have the right to request the release of any shares of Common Stock to the extent that, after giving effect to such release, Investor 3 would beneficially own more than 4.99% of the Common Stock. Investor 3, upon not less than 61 days' notice to EBS Aggregator Blocker Holdings, LLC, may increase the beneficial ownership limitation.

Pursuant to a letter agreement dated October 27, 2021, as amended, among EBS Aggregator Blocker Holdings, LLC, Vesey Street Capital Partners, L.L.C., affiliated entities, and an investor (“Investor 4”), Investor 4 has the right to request 1,977,637 shares of Common Stock currently held by EBS Aggregator Blocker Holdings, LLC be released directly to Investor 4 within one (1) business day of such request. Investor 4's Letter Agreement contains a blocker provision under which Investor 4 does not have the right to request the release of any shares of Common Stock to the extent that, after giving effect to such release, Investor 4 would beneficially own more than 4.99% of the Common Stock. Investor 4, upon not less than 61 days' notice to EBS Aggregator Blocker Holdings, LLC, may increase the beneficial ownership limitation.

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Mr. Feinstein may be deemed to beneficially own, and have voting and dispositive power over, the shares of Common Stock held by VSCP EBS Aggregator, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners Healthcare Fund-A, L.P. through his role as managing partner of Vesey Street Capital Partners, L.L.C., which serves as the general partner of Vesey Street Capital Partners Healthcare GP, L.P., which serves as general partner or manager of each of the entities holding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

By:	/s/ Adam T. Feinstein
Adam T. Feinstein

VSCP EBS AGGREGATOR, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS HEALTHCARE FUND-A, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

EBS AGGREGATOR BLOCKER HOLDINGS, LLC

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS, L.L.C.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking part.

Date: February 14, 2023

By:	/s/ Adam T. Feinstein
Adam T. Feinstein

VSCP EBS AGGREGATOR, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS HEALTHCARE FUND-A, L.P.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

EBS AGGREGATOR BLOCKER HOLDINGS, LLC

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory

VESEY STREET CAPITAL PARTNERS, L.L.C.

By:	/s/ Adam T. Feinstein
Adam T. Feinstein
Authorized Signatory